Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 05/14/2025
NFA No. : 0247694

Date	Question/Page #	Description of Change
05/14/2025	Opinion Letter	• Attached an updated opinion letter issued May 7, 2025.